Exhibit 99.1

Evogene New Gene Optimization Program Being Incorporated
 into Yield & Environmental Stress Collaboration with
Monsanto

-   Addition of new capabilities follows entry of more than 1,000 Evogene identified and validated candidate genes to Monsanto’s product development pipeline  -

REHOVOT, ISRAEL – February 4, 2015 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today that its recently developed comprehensive gene optimization program is being incorporated into its multi-year collaboration with Monsanto Company. The addition of these new capabilities, which have been designed to optimize desired trait efficacy and potentially accelerate product development, follows the successful identification and validation by Evogene of more than one thousand genes that have entered Monsanto's product development pipeline. The collaboration, which was initiated in 2008 and extended in 2013, is focused on transgenic approaches for improved yield and enhanced stress tolerance in corn, soybean, cotton and canola. Genes that have been identified under the collaboration represent an important component of Monsanto’s yield and environmental stress research and development program.

Tom Adams, Global Biotechnology Lead at Monsanto stated: "We continue to be very pleased with our long-term collaboration with Evogene, as we look to bring to market new products that help farmers increase their productivity. As a valuable complement to Evogene’s proven gene discovery capabilities, we have recently also been very impressed with Evogene’s comprehensive gene optimization platform, which has the potential to accelerate our product development efforts.  This has led us to devote a substantial portion of our remaining joint efforts under our current collaboration to applying these innovative technologies."

Ofer Haviv, Evogene President and CEO stated: "Our collaboration with Monsanto is a substantial and important component of our company’s trait research and discovery activities. During the past six years, both teams have built a very strong and integrated relationship through the consistent sharing of knowhow and learnings, and the relationship continues to grow and evolve as we work together to bring yield and stress products to market. A key and increasing focus of our current efforts is to utilize more recently developed Evogene tools and systems in a comprehensive program for gene optimization, particularly with respect to gene combinations and trait stability.  We are confident that our competitive advantages in these areas will have a significant impact on the probability of success for achieving novel end- products with substantial value to farmers."

Evogene’s gene optimization platform includes, among other components, advanced computational tools for defining the optimal expression pattern for a candidate gene, for assessing the ability of the gene to perform consistently across different varieties of the target crop, and for identifying novel gene combinations that improve crop performance.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director of Investor and Public Relations
karen.mazor@evogene.com
T: +972 54 228 8039